Mail Stop 3561

October 28, 2009

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

> **Re:** **EFT BioTech Holdings, Inc.**
> **Registration Statement on Form 10**
> **Amendment No. 5 Filed October 19, 2009**
> **File No. 000-53730**
> **Form 10-K/A for the Fiscal Year Ended March 31, 2009**
> **Filed October 19, 2009**
> **File No. 001-34222**

Dear Mr. Qin:

We have reviewed your response to our letter dated September 21, 2009 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter if you have any questions.

Registration Statement on Form 10

Item 1. Business, page 3

1. We note your response to comment one from our letter dated September 21, 2009. We understand that, in order to earn a commission, an Affiliate must accumulate nine new orders, that those orders are placed on the Affiliate's right and left sales sides, and that a sales side must have at least three orders placed on it before a commission may be earned. However, your disclosure does not explain the purpose of dividing the nine new affiliates into two groups. Please revise your disclosure to clarify.

2. We read your response to our comment four from our letter dated September 21, 2009. We note that the table showing the shares held by affiliates totals 57,000,000 shares. We also note that several times throughout your document you state that there were 75,983,205 shares outstanding and that 7,793,165 shares are held by non-affiliates and the remaining 68,190,040 shares are held by

affiliates. Refer to page four, page 19, page 39, page 44, and page F-17. Please revise these disclosures in your filing to clarify the date at which non-affiliates held only 7,793,165 shares, and provide us with a detailed list showing each affiliate and the number of shares that they held at that date that supports that disclosure. In addition, please provide us with your analysis as to the identification of Greenstone Holdings as your affiliate.

Item 13. Financial Statements and Supplementary Data, page 45

Consolidated Financial Statements for the Year Ended March 31, 2009 and March 31, 2008

Notes to Consolidated Financial Statements

Note 8 – Investment, page F-17

3. We read your response to our comment eight from our letter dated September 21, 2009 and await your conclusion.

Consolidated Financial Statements for the periods ended June 30, 2009 and June 30, 2008

Notes to Unaudited Consolidated Financial Statements, page F-26

Note 8 – Investment, page F-34

4. We read your response to our comment 11 from our letter dated September 21, 2009. We remain unclear as to how you determined the fair value of your investment in Excalibur. In this regard, your response appears to indicate that you subjectively determined that there was a loss in the value of your investment due to Excalibur's continuing losses, which does not appear consistent with the guidance in paragraph 19(h) of APB 18. Please provide us with a detailed explanation of how you calculated the amount of loss to record and how your methodology complies with APB 18.

Form 10-K/A for the Fiscal Year Ended March 31, 2009 filed October 19, 2009

5. In future periodic reports, please revise the certifications filed as Exhibit 31 so the language is identical to the language contained in Item 601(b)(31) of Regulation S-K. In this regard, we note the following:

- You refer to "the Company" rather than to "the registrant";
- In paragraph 5(a) you refer to deficiencies and weaknesses that are "reasonable likely" rather than "reasonably likely"; and

- In paragraph 5(b) you refer to fraud that "involved management" rather than "involves management."

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Virginia K. Sourlis, Esq.
Via Facsimile